SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD STE. E-5

NORTHBROOK, ILLINOIS 60062-6127

The Savings and
Profit Sharing Fund of
Allstate Employees

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of
December 31, 2006, and
Independent Auditors’ Report

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements as of and for the Years Ended December 31, 2006 and 2005

SUPPLEMENTAL SCHEDULE:

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006

SIGNATURE

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE:

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[DELOITTE & TOUCHE LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

The Savings and Profit Sharing Fund of Allstate Employees

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of The Savings and Profit Sharing Fund of Allstate Employees (the Fund) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund is the responsibility of the Fund’s management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Fund retroactively adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP

June 8, 2007
Chicago, Illinois

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$989,670	$651,797	$1,641,467
INVESCO Institutional (N.A.) Inc. Stable Value Fund	433,028			433,028
Interest in registered investment company,
State Street Global Advisors (“SSgA”):
SSgA Passive Bond Market Index Securities Lending Fund Series A	162,114			162,114
SSgA Allstate Balanced Securities Lending Fund	549,666			549,666
SSgA S&P 500 Flagship Securities Lending Fund Series A	785,976			785,976
SSgA Daily EAFE Index Securities Lending Fund Series T	354,473			354,473
SSgA Russell 2000 Index Securities Lending Fund Series A	388,445			388,445
Collective short-term investment fund		1,198	308	1,506
Participant notes receivable	92,094			92,094

Total investments	2,765,796	990,868	652,105	4,408,769

Receivables:
Dividends and interest	1,684	5,341	3,549	10,574
Employer contributions		37	8,450	8,487
Employee contributions	21	3		24
Other	287	3,424		3,711
Interfund		129,019		129,019

Total receivables	1,992	137,824	11,999	151,815

Other assets	2,185			2,185

Total assets	2,769,973	1,128,692	664,104	4,562,769

LIABILITIES

ESOP loan (Notes 1 and 3)			40,632	40,632
Payables:
Interest			—	—
Other	2,299	114		2,413
Interfund			129,019	129,019

Total liabilities	2,299	114	169,651	172,064

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,767,674	1,128,578	494,453	4,390,705
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	5,200			5,200

NET ASSETS AVAILABLE FOR BENEFITS	$2,772,874	$1,128,578	$494,453	$4,395,905

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$946,693	$580,061	$1,526,754
INVESCO Institutional (N.A.) Inc. Stable Value Fund	423,661			423,661
Interest in registered investment company,
State Street Global Advisors (“SSgA”):
SSgA Passive Bond Market Index Securities Lending Fund Series A	172,306			172,306
SSgA Allstate Balanced Securities Lending Fund	569,217			569,217
SSgA S&P 500 Flagship Securities Lending Fund Series A	723,921			723,921
SSgA Daily EAFE Index Securities Lending Fund Series T	221,188			221,188
SSgA Russell 2000 Index Securities Lending Fund Series A	317,792			317,792
Collective short-term investment fund		2,333	7,229	9,562
Participant notes receivable	93,771			93,771

Total investments	2,521,856	949,026	587,290	4,058,172

Receivables:
Dividends and interest	1,585	5,547	3,458	10,590
Employer contributions			5,250	5,250
Employee contributions	26	3		29
Other		3,439		3,439
Interfund		47,021		47,021

Total receivables	1,611	56,010	8,708	66,329

Total assets	2,523,467	1,005,036	595,998	4,124,501

LIABILITIES

ESOP loan (Notes 1 and 3)			53,818	53,818
Payables:
Interest			1,063	1,063
Other	2,130	121		2,251
Interfund			47,021	47,021

Total liabilities	2,130	121	101,902	104,153

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,521,337	1,004,915	494,096	4,020,348
Adjustments from fair value to contract value for fully benefit- responsive investment conracts	3,383			3,383

NET ASSETS AVAILABLE FOR BENEFITS	$2,524,720	$1,004,915	$494,096	$4,023,731

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS:

Net investment income:
Net appreciation in fair value of investments	$287,717	$175,043	$110,518	$573,278
Interest	26,112	245	395	26,752
Dividends		23,044	14,015	37,059

Net investment income	313,829	198,332	124,928	637,089

Contributions:
Participants	159,047	22,521		181,568
AHL Plans merger (Note 9)	32,748			32,748
Employer–ESOP loan debt service			3,200	3,200
Employer–cash matched on participant contributions		32	5,258	5,290

Total contributions	191,795	22,553	8,458	222,806

Allocation of company shares–shares matched on participant deposits at fair value		123,744	(123,744)	—

Total additions	505,624	344,629	9,642	859,895

DEDUCTIONS

Benefits paid to participants	360,802	118,381		479,183
Interest expense			4,015	4,015
Administrative expense	3,598	925		4,523

Total deductions	364,400	119,306	4,015	487,721

NET INCREASE	141,224	225,323	5,627	372,174

INTERFUND TRANSFERS	106,930	(101,660)	(5,270)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,524,720	1,004,915	494,096	4,023,731

End of year	$2,772,874	$1,128,578	$494,453	$4,395,905

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS:

Net investment income:
Net appreciation in fair value of investments	$92,283	$47,330	$25,211	$164,824
Interest	18,428	197	143	18,768
Dividends		24,329	13,732	38,061

Net investment income	110,711	71,856	39,086	221,653

Contributions:
Participants	158,246	24,724		182,970
Employer–ESOP loan debt service
Employer–cash matched on participant contributions		104	5,254	5,358

Total contributions	158,246	24,828	5,254	188,328

Allocation of company shares–shares matched on participant deposits at fair value		38,783	(38,783)	—

Total additions	268,957	135,467	5,557	409,981

DEDUCTIONS

Benefits paid to participants	182,832	95,349		278,181
Interest expense			4,334	4,334
Administrative expense	2,944	1,093		4,037

Total deductions	185,776	96,442	4,334	286,552

NET INCREASE	83,181	39,025	1,223	123,429

INTERFUND TRANSFERS	85,581	(77,339)	(8,242)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,355,958	1,043,229	501,115	3,900,302

End of year	$2,524,720	$1,004,915	$494,096	$4,023,731

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the Fund), sponsored by The Allstate Corporation, provides only general information. Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of subsidiaries of The Allstate Corporation (the Company), with the exception of those employed by the Company’s international subsidiaries and Sterling Collision Centers, Inc. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The stock bonus portion of the Fund includes a leveraged and a nonleveraged employee stock ownership plan (ESOP) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration—The Fund is administered by the Administrative Committee. Investment transactions are authorized by the Fund’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. Participants age 50 or older have the option to make additional pre-tax contributions   (Catch-Up contributions). Employees may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes, at its discretion, from 50% to 150% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Fund. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Fund at any time. The Company’s matching contribution was 150% (100% to participants eligible to receive a management bonus) for the year ended December 31, 2006, and was 50% for the year ended December 31, 2005.

Participant Accounts—Individual accounts are maintained for each Fund participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and Fund earnings, and is charged with an allocation of administrative expenses and Fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the current seven investment options listed below. Participants may change their investment elections at any time.

Allstate Stock Fund—Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund—The fund, managed by INVESCO Institutional (N.A.), Inc. (INVESCO), a registered investment advisor, is a separately managed portfolio that consists of a number of fixed income investments, including: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) publicly and privately issued fixed, floating, and variable rate obligations of select entities. The fund became available August 2, 2005.

Bond Fund—The fund, managed by State Street Global Advisors (SSgA), a registered investment company, invests in shares of SSgA Passive Bond Market Index Securities Lending Fund Series A which is a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund—The fund, managed by SSgA, invests in shares of SSgA Allstate Balanced Securities Lending Fund which is a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund—The fund, managed by SSgA, invests in shares of SSgA S&P 500 Flagship Securities Lending Fund Series A which is a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund—The fund, managed by SSgA, invests in shares of SSgA Daily EAFE Index Securities Lending Fund Series T which is a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East.

Russell 2000 Fund—The fund, managed by SSgA, invests in shares of SSgA Russell 2000 Index Securities Lending Fund Series A which is a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Risks and Uncertainties—The Fund utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in credit worthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate. Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP. The ESOP loan (the ESOP Loan) bears interest at 7.9%.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

ESOP shares not yet allocated to participants are held in a suspense account and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance. Partial withdrawals are also permitted under the Fund subject to restrictions.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund’s financial statements are prepared under the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Fund investments are stated at fair value. Shares of institutional index funds are valued at market prices that represent the net asset value of shares held by the Fund at year-end. Common stock held in the Allstate Stock Fund is valued at market price. Participant notes receivable are valued at cost, which approximates fair value.  Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amounts at which the instruments could be exchanged in a current transaction between willing parties. The carrying value of all the financial instruments of the Fund is at fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when received. The difference between cash and accrual basis for interest on participant notes is not material. Dividends are recorded on the ex-dividend date.

Adopted accounting standards—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, and Statements of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of net assets available for benefits presents synthetic guaranteed investment contracts (GICs) at fair value and reflects the adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The FSP was retroactively adopted to the date the Stable Value Fund became available in the Fund.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2006 and are included in Other assets on the statement of net assets available for benefits.

3.                     ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, at December 31, 2006 and 2005, for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated (dollars in thousands):

	2006		2005
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	15,199,973	10,010,699	17,508,659	10,727,967

Cost	$293,368	$71,328	$316,809	$76,438

Fair value	$989,670	$651,797	$946,693	$580,061

4.                     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to the provisions of ERISA.

5.                     TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 18, 2003, that the Fund and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended and restated since receiving the determination letter. The Fund’s management believes that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Fund’s financial statements.

A filing for an updated Fund determination letter was submitted to the Internal Revenue Service in January, 2007.

6.                     INVESTMENTS

The Fund’s investments which exceeded 5% of net assets available for benefits as of December 31, 2006 and 2005, were as follows (dollars in thousands):

	2006	2005

Allstate Stock Fund (The Allstate Corporation common stock) *	$989,670	$946,693
ESOP Company Shares Unallocated	651,797	580,061
Stable Value Fund (INVESCO Institutional (N.A.) Inc. Stable Value Fund)	438,228	427,044
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	549,666	569,217
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	785,976	723,921
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	354,473	221,188
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	388,445	317,792

* Company contributions are made directly to the Allstate Stock Fund

During 2006 and 2005, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

	2006	2005

Allstate Stock Fund (The Allstate Corporation common stock)	$175,043	$47,330
ESOP Company Shares Unallocated	110,518	25,211
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	6,623	3,882
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	51,594	20,893
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	107,484	33,634
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	66,154	23,066
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	55,862	10,808

Total	$573,278	$164,824

The Stable Value Fund includes synthetic GICs whose underlying investments and an issuer’s guarantee of a specific interest rate (wrapper contracts) are stated at fair value and then adjusted to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GICs based on quoted market prices. Fair market value of the wrapper is estimated by a formula that includes the change in replacement costs for the wrappers obtained from the wrapper providers, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The Stable Value Fund is benefit-responsive and is thus subject to contract-value reporting. Funds may be withdrawn pro rata from all the investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other funds pursuant to the terms of the Fund after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The Fund provides a stable value investment option to participants that includes synthetic GICs which simulate the performance of a GIC through the wrapper contract and a portfolio of financial instruments that are owned by the Fund. The synthetic GICs include underlying assets which are held in the trust owned by the Fund and utilize benefit responsive wrapper contracts. The contracts provide that participants execute Fund transactions at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The interest rates are reset monthly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than 0%. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Fund Management does not believe that any events that may limit the ability of the Fund to transact at contract value are probable.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. If contract value exceeds fair value, this indicates that the wrapper contract’s value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If fair value exceeds contract value, this indicates that the wrapper contract’s value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

	2006	2005
Average yields:
Based on annualized earnings (1)	5.144%	4.856%
Based on interest rate credited to participants (2)	5.052%	4.697%

(1)         Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)         Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued income. The crediting interest rates on synthetic GICs held within the Stable Value Fund ranged from 3.57% to 5.35% at December 31, 2006.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value at December 31, 2006 was 4.99%. The average yield based on book value at December 31, 2005 was 4.66%.

7.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 (dollars in thousands):

Net assets available for benefits per the financial statements	$4,395,905
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(5,200)

Net assets available for benefits per the Form 5500	$4,390,705

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500 (dollars in thousands):

Total net investment income per the financial statements	$637,089
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(5,200)
Total net investment income per the Form 5500	$631,889

8.                     RELATED-PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short Term Investment Fund, managed by The Northern Trust Company, the trustee of the Fund. The Fund also invests in the common stock of The Allstate Corporation, the Fund’s sponsor.

9.                     PLAN MERGERS

Effective on or about December 18, 2006, the American Heritage Life Insurance Company 401(k) Plan and the Employees’ Profit Sharing Retirement Program of American Heritage Life Insurance Company were merged with the Fund.  Total participant balances of $32,748,050 were transferred to the Fund in December 2006.

******

SUPPLEMENTAL SCHEDULE

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	25,210,672 shares	$364,695,870	$1,641,466,854

	INVESCO Allstate Stable Value Fund:

*	The Northern Trust Collective Short Term Investment Fund #22-19589	13,550,356 shares	13,550,356	13,550,356

	IXIS Financial #1928-1	67,552,398 shares of IGT MxMgr A+ Int G/C Common Collective Trust	71,845,755	75,405,387
	IXIS Financial Wrapper			—

	JP Morgan Chase #AALLSTATE-S	47,968,578 shares of IGT INVESCO Short Term Bond Common Collective Trust	55,271,955	57,514,277
	JP Morgan Chase Wrapper			—

	Monumental #MDA-00714TR	42,125,814 shares of IGT INVESCO Short Term Bond Common Collective Trust	48,394,346	50,508,809
	Monumental Wrapper			—

	Pacific Life Insurance #G-26930.01.0001	68,401,137 shares of IGT INVESCO AAA ABS Common Collective Trust	81,661,897	86,451,650
	Pacific Life Insurance Wrapper			—

	State Street Bank #105027	67,555,202 shares of IGT MxMgr A+ Int G/C Common Collective Trust	71,848,743	75,402,257
	State Street Bank Wrapper			—

	UBS AG #5211	57,882,695 shares of IGT MxMgr A+ Core Common Collective Trust	62,540,810	65,891,114
	UBS AG Wrapper			—

	Monumental #MDA-00715TR	460,567 shares in the Short Term Investment Fund	460,567	460,567
	US Treasury Note cusip 912828CE8	Coupon rate 3.125%, maturity date 4/15/2009, par value 4,000,000	3,885,222	3,885,222
	US Treasury Note cusip 912828DT4	Coupon rate 3.75%, maturity date 5/15/2008, par value 4,000,000	3,958,227	3,958,227
	Monumental Wrapper			—

(Continued)

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA Passive Bond Market Index Securities Lending Fund Series A	9,415,364 shares	144,265,673	162,113,743

	SSgA Allstate Balanced Securities Lending Fund	30,528,499 shares	357,263,018	549,665,621

	SSgA S&P 500 Flagship Securities Lending Fund Series A	2,923,540 shares	576,784,564	785,976,242

	SSgA Daily EAFE Index Securities Lending Fund Series T	16,716,484 shares	257,203,065	354,473,037

	SSgA Russell 2000 Index Securities Lending Fund Series A	15,157,073 shares	292,819,315	388,445,458

*	The Northern Trust Collective Short Term Investment Fund	1,506,440 shares	1,506,440	1,506,440

*	Participant loans	rates of interest from 4% to 10% maturing through 2021	92,094,475	92,094,475

	Total		$2,500,050,298	$4,408,769,736

*	Permitted party-in-interest.

(Concluded)

SIGNATURES

The Plan.               Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND
OF ALLSTATE EMPLOYEES

	By	/s/ JOHN O’MALLEY

John O’Malley
Plan Administrator

Date: June 22, 2007